AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
         SEPTEMBER 29, 1997

                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549
                                  SCHEDULE 13E-3
                                (AMENDMENT NO. 7)
                         RULE 13e-3 TRANSACTION STATEMENT
         (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF
         1934)

                           DELAWARE OTSEGO CORPORATION
                                 (NAME OF ISSUER)

                               DOCP ACQUISITION LLC
                                 CSX CORPORATION
                           NORFOLK SOUTHERN CORPORATION
                                  WALTER G. RICH
                        (NAME OF PERSONS FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $0.125 PER SHARE
                          (TITLE OF CLASS OF SECURITIES)

                                   246244 10 7
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                             ________________________
                                 PETER J. SHUDTZ
                                 GENERAL COUNSEL
                                 CSX CORPORATION
                                 ONE JAMES CENTER
                               901 EAST CARY STREET
                          RICHMOND, VIRGINIA 23219-4031
                                  (804) 782-1400
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
         RECEIVE
              NOTICE AND COMMUNICATIONS ON PERSONS FILING STATEMENT)
                                    COPIES TO:
             PAMELA S. SEYMON                 RONALD B. RISDON
       WACHTELL, LIPTON, ROSEN & KATZ     KELLEY DRYE & WARREN LLP
           51 WEST 52ND STREET                 101 PARK AVENUE
         NEW YORK, NEW YORK 10019         NEW YORK, NEW YORK 10178
        TELEPHONE:  (212) 403-1000       TELEPHONE:  (212) 808-7800

              J. GARY LANE                      ERIC J. FRIEDMAN
        GENERAL COUNSEL CORPORATE             SKADDEN, ARPS, SLATE,
      NORFOLK SOUTHERN CORPORATION             MEAGHER & FLOM LLP
          THREE COMMERCIAL PLACE                919 THIRD AVENUE
       NORFOLK, VIRGINIA 23510-9241          NEW YORK, NEW YORK 10022
        TELEPHONE:  (757) 629-2600          TELEPHONE:  (212) 735-3000
                             ________________________
                                 AUGUST 22, 1997
         (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY
         HOLDERS)

            THIS STATEMENT IS FILED IN CONNECTION WITH A TENDER OFFER

              This Amendment No. 7 to the Transaction Statement on
         Schedule 13E-3, filed jointly by DOCP Acquisition LLC, a New York limited liability company ("Purchaser"), CSX Corporation, a Virginia corporation ("CSX"), Norfolk Southern Corporation, a Virginia corporation ("NSC"), and Walter G. Rich (with any amendments, supplements, exhibits or schedules thereto, this "Schedule 13E-3"), relates to the offer by Purchaser to pur-chase all outstanding shares of common stock, par value $0.125 (the "Shares"), of Delaware Otsego Corporation, a New York cor-poration (the "Company"), at a price of $22.00 per Share, net to the seller in cash, upon the terms and subject to the condi-tions set forth in Purchaser's Offer to Purchase dated August 22, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal. This Amendment amends and supplements the Trans-action Statement on Schedule 13E-3 filed prior hereto. Unless otherwise indicated all capitalized terms used herein shall have the same meanings as set forth in the Offer to Purchase.

         ITEM 16.  ADDITIONAL INFORMATION

                   Item 16 of the Statement is herby amended by the ad-dition of the following:

                   On September 29, 1997 the Purchaser announced
              that it had accepted for payment all Shares tendered upon expiration of the Offer at 5:00 p.m., New York City time, on Friday, September 26, 1997. Purchaser has been informed by the Depositary that 1,665,124 Shares were tendered (including 1,700 Shares tendered pursuant to guaranteed delivery procedures), repre-senting approximately 90.5% of Shares not already owned by CSX and Rich, were tendered pursuant to the Offer. A copy of the press release has been filed with the Commission as an exhibit hereto and is incorporated herein by reference.


         ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

                   Item 11 of the Statement is hereby amended by the addition of the following:

         (d)(12)   Press Release issued on September 29, 1997.









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                                    SIGNATURES

              After due inquiry, and to the best of my knowledge, I cer-tify that the information set forth in this statement is true, complete and correct.

              September 29, 1997

                                  DOCP ACQUISITION LLC

                                  By:  /s/ MARK G. ARON
                                       Name:  Mark G. Aron
                                       Title:  Authorized Person

                                  By:  /s/ JAMES C. BISHOP, JR.
                                       Name:  James C. Bishop, Jr.
                                       Title:  Authorized Person


                                  CSX CORPORATION

                                  By:  /s/ MARK G. ARON
                                       Name:  Mark G. Aron
                                       Title:  Executive Vice President-
                                               Law and Public Affairs


                                  NORFOLK SOUTHERN CORPORATION

                                  By:  /s/ JAMES C. BISHOP, JR.
                                       Name:  James C. Bishop, Jr.
                                       Title:  Executive Vice President-
                                               Law

                                  /s/ WALTER G. RICH
                                  WALTER G. RICH
















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                                  EXHIBIT INDEX


         (d)(12)   Press Release issued on September 29, 1997.
















































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